EXHIBIT 99.04

Thursday August 9, 9:57 am Eastern Time

DataMEG Corp. Incorporates CAS Communications, Inc. as a Subsidiary Company (OTC Bulletin Board: DTMG - news), announced today the incorporation of CAS Communications, Inc. (CASC), a Florida corporation, as a wholly owned subsidiary.

Upon completion and execution of a Definitive Agreement that will terminate the litigation between the companies, CASC will be held 75% by DataMEG Corp.
(DTMG) and 25% by Quantum Advanced Technologies, Inc. (QAT). CASC has commenced the development of a fully operational Communications Acceleration System (CAS) prototype, including PC to PC interfacing, which will be capable of handling digital information inputs and transferring the collected information over Plain Old Telephone Service (POTS) at transmission rates in excess of current applications including standard modems and DSL.

Andrew Benson, President, DataMEG Corp., stated, "This is an important step in the realization of our strategic business plan, and we have made significant strides recently with the development of a CAS product prototype. We are in discussions with a group of credentialed individuals with extensive experience in the telecommunications industry, who are interested in providing their expertise and investment resources to facilitate the introduction of engineering support and capitalization of CAS Communications, Inc. In addition to these events, we are continuing with our program to obtain an independent third-party validation of CAS, which will lead to the execution of a licensing agreement with an accredited manufacturing partner."

Mr. Benson continued, "We are attempting to position DataMEG Corp. to execute its business plan in the best manner to maximize shareholder value. We believe that the subsidiary company, CAS Communications, Inc., represents a significant asset to DataMEG Corp. and its shareholders. In the event that DTMG distributes its ownership of CASC to DTMG shareholders of record, they would be eligible to receive their proportionate equity share of CASC, including distribution of dividends as they may be allocated from CASC. We expect to conclude our discussions and introduce the engineering and investment resources into CASC shortly."

Except for the historical information contained herein, this press release contains forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended that involve a number of risks and uncertainties. These forward-looking statements may be identified by reference to a future period by use of forward-looking terminology such as "expect", "anticipate", "could" and "may" and other words of similar nature. There are certain important factors and risks that could cause results to differ materially from those anticipated by the statements herein. Such factors and risks include the successful completion of the CAS technology development and the business conditions and growth in related areas of telecommunications, wireless and digital transmission areas, and in the economy in general. Competitive factors include the rapid pace of alternative technology advancements and the Company's ability to gain market acceptance of its evolving products. Other risks, include the outcome of pending adverse claims to the Company and its subsidiary's technology that have been and may be detailed from time to time in the filings of the Securities and Exchange Commission. Neither DataMEG Corp. nor its subsidiaries undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.